                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                        Commission File Number    001-7062
                                                              ------------------

                           NOTIFICATION OF LATE FILING

         (Check One): X  Form 10-K       Form 11-K       Form 20-F       Form 10-Q
                     ---              ---            ---             ---

   Form N-SAR
---
                  For Period Ended: January 31, 1998
                                   ---------------------------------------------

    Transition Report on Form 10-K                     Transition Report on Form 10-Q
---                                                ---
    Transition Report on Form 20-F                     Transition Report on Form N-SAR
---                                                ---
    Transition Report on Form 11-K
---
                  For the Transition Period Ended:
                                                  ------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                              ------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        REALTY REFUND TRUST
                       ---------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number)
       925 EUCLID AVENUE, SUITE 1750
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City, state and zip code        CLEVELAND, OHIO 44115
                        --------------------------------------------------------


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
      x     be filed on or before the 15th calendar day following the
     ---    prescribed due date; X or the subject quarterly report or
            transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      SEE ATTACHED SHEET.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     James B. Aronoff, Esq.                  (216)            566-5504
--------------------------------------------------------------------------------
                     (Name)                (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                X   Yes      No
                                                               ---       ---

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    Yes   X  No
                                                               ---       ---

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               REALTY REFUND TRUST
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    April 30, 1998     By      /s/ Gregory D. Bruhn
     -------------------     ---------------------------------------------------
                                Gregory D. Bruhn, Executive Vice President

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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Realty ReFund Trust (the "Trust") respectfully represents that due to the substantial and significant nature of the Trust's acquisition made immediately prior to the end of its fiscal year, January 31, 1998, the Trust is unable to timely file its Annual Report on Form 10-K without unreasonable effort or expense prior to the May 1, 1998 due date. On January 30, 1998, the Trust executed a Formation Agreement (properly reported on Form 8-K filed February 17,
1998) pursuant to which The Trust acquired a controlling general partnership interest in an Operating Partnership which itself controls, directly or indirectly, numerous hotel properties. As the financial results of the Trust require the completion of purchase accounting adjustments arising from the acquisition by the Operating Partnership of the interests in the hotel properties, additional time is required for the Trust to close its books and for the Trust's accountants to complete their audit and issue their opinion on the Trust's financial statements for the periods ending January 31, 1998.

As required by Exchange Act Rule 12b-25(c), also attached as an exhibit to this notification is a statement signed on behalf of the Trust's accountants confirming the reasons for the above described delay.

The Trust represents that its Annual Report on Form 10-K will be filed no later than the 15th calendar day following the prescribed due date of May 1, 1998.
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                          (ARTHUR ANDERSON LETTERHEAD)



May 1, 1998

Securities and Exchange Commission
Washington, D.C. 20549



Re: Commission File Number 001-7062



Dear Sirs:

We have read the applicable section of the Form 12b-25 of the Realty ReFund Trust and are in agreement with the statements made therein.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP